

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

December 7, 2017

<u>Via E-mail</u>
Jay Morrison
Chief Executive Officer and Chief Financial Officer
Tulsa Real Estate Fund, LLC
2221 Peachtree Road NE, Suite D380
Atlanta, GA 30309

> **Re: Tulsa Real Estate Fund, LLC**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted November 9, 2017**
> **CIK No. 0001704303**

Dear Mr. Morrison:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2017 letter.

<u>Cover Page of Offering Statement</u>

1.   We note your response to comment 4 of our letter. We note that your disclosure continues to indicates that your management may, in its discretion, accept subscriptions for a lesser amount than $500 and that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

Dilution, page 16

2.   We note from your disclosure on page 17 that pro forma net tangible book value, assuming full subscription in this Offering, would be $499.40 per Class A Interest. Please provide us with your calculation of the pro forma net tangible book value per Class A Interest, assuming full subscription.

3.   Please reconcile the number of Interests issued prior to each dilution table to the number of Interests disclosed in each dilution table assuming the different percentages of Class A Interests sold. Additionally, clarify why these interests are different than those disclosed in the use of proceeds table.

Milestones, page 33

4.   We note your response to comment 10 of our letter. Please update your disclosure in this section as appropriate.

Exhibits 11

5.   Please have your auditors amend their consent to acknowledge the reference to them under the caption "Experts."

Certain Relationships and Related Party Transactions, page 41

6.   We note your response to comment 13 of our letter. We were not able to locate the disclosure regarding Mr. Paye's and Mr. Frierson's interests in the manager. Further, please clarify the relationship of Mr. Mershard Frierson to the company and revise your disclosure on page 39 as appropriate. We note that he will be participating in the sale of your securities based on your disclosure on page 19. Please advise how his participation complies with Rule 3a4-1 of the Exchange Act.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                                    Sincerely,

                                                    /s/ Tom Kluck

                                                    Tom Kluck
                                                    Legal Branch Chief
                                                    Office of Real Estate and
                                                    Commodities

cc: Jillian Sidoti, Esq. (*via e-mail*)